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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This  Amendment  No.  20  amends  and  supplements  the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July 20, 1999, July
22, 1999, July 30, 1999,  August 3, 1999, August 4, 1999, August 5, 1999, August
6, 1999,  August 9, 1999,  August 11, 1999,  August 12,  1999,  August 13, 1999,
August 16, 1999, August 17, 1999 and August 19, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the
"Company"),   relating  to  the  tender  offer  by  NiSource  Inc.,  an  Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On August 30, 1999 the Company's wholly-owned subsidiary, Columbia Energy Services ("CES"), announced its intention to sell its wholesale and trading operations based in Houston, Texas. The decision came following a strategic review of CES's overall energy marketing businesses begun in February 1999.

         A copy of the press release announcing CES's decision is attached hereto as Exhibit (a)(19) and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(19) - Press Release of the Company, dated August 30, 1999.

         Exhibit (a)(20) - Email Communication from Oliver G. Richard III to all
                           Company employees, dated as of August 30, 1999.

         Exhibit (a)(21) - Email  Communication  from Brian Watt to employees of
                           Columbia Energy Services, Houston, Texas, dated as of August 30, 1999.











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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   COLUMBIA ENERGY GROUP


                                   By:      /s/ Michael W. O'Donnell
                                      ------------------------------------
                                   Name:  Michael W. O'Donnell
                                   Title: Senior Vice President and
                                            Chief Financial Officer


Dated: August 31, 1999






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                                  Exhibit List


Exhibit (a)(19) - Press Release of the Company, dated August 30, 1999.

Exhibit (a)(20) - Email  Communication from Oliver G. Richard III to all Company employees, dated as of August 30, 1999.

Exhibit (a)(21) - Email  Communication  from Brian Watt to employees of Columbia
                  Energy Services, Houston, Texas, dated as of August 30, 1999.